UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number 1-225

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kimberly-Clark Corporation 401(k) and Profit Sharing Plan

401 North Lake Street
Neenah, Wisconsin 54956

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1.	Financial Statements and Schedule

The financial statements and supplemental schedule included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2.	Kimberly-Clark Corporation 401(k) and Profit Sharing Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation 401(k) and Profit Sharing Plan is set forth in the financial statements filed as Exhibit 99.1.

3.	Exhibits

No.	Description
23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm dated June 19, 2018
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 19, 2018
99.1	Kimberly-Clark Corporation 401(k) and Profit Sharing Plan Financial Statements as of and for the years ended December 31, 2017 and 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation 401(k) and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION 401(k) AND PROFIT SHARING PLAN

		By:	Kimberly-Clark Corporation Plan Administrator

Date:	June 19, 2018	By:	/s/ Nicholas C. Brecker
Nicholas C. Brecker Vice President Global Rewards

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm dated June 19, 2018
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 19, 2018
99.1	Kimberly-Clark Corporation 401(k) and Profit Sharing Plan Financial Statements as of and for the years ended December 31, 2017 and 2016